June 10, 2011
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attention:Domenic Minore, Esq.

Re:	Comment Letter Dated May 4, 2011 Highland Credit Strategies Fund Registration Statement on Form N-2 File Nos. 333-173004 and 811-21869
Dear Mr. Minore:
On behalf of Highland Credit Strategies Fund (the “Trust”), a Delaware statutory trust, please find below the Trust’s responses to the comments provided in your letter dated May 4, 2011 (the “Comment Letter”) relating to the Trust’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2011 (File Nos. 333-173004 and 811-21869) (the “Registration Statement”).
For your convenience and in order to expedite the staff’s review of the Trust’s responses to the Comment Letter, the Trust is supplementally providing to the staff a copy of relevant portions of the Registration Statement, which have been marked to indicate the changes from the Registration Statement as originally filed on March 23, 2011. We have set forth our responses below, and are filing Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these comments (as applicable), simultaneously with this letter.
For reference purposes, the comments set out in the Comment Letter are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Trust are shown below such comments. References to page numbers are to the page numbers of Amendment No. 1.
Prospectus
1.	Outside Front Cover Page — Clarify how investing in equities is consistent with a credit strategy.

RESPONSE TO COMMENT 1

The Trust supplementally advises the staff that, although its primary investment strategy involves investments in debt securities, the Trust may also take equity positions in situations where opportunities may develop. The Registration Statement makes this strategy clear in the Prospectus Summary under “Investment Strategies” and in the “Investment Strategies” section of the prospectus beginning on page 41. In addition, the Trust discloses the relevant risks related to investments in equity securities in the “Principal Risks of the Trust” section of the prospectus beginning on page 58.

2.	Outside Front Cover Page — Provide a plain English version of the phrase “capital structure arbitrage, pair trades and shorting.”

RESPONSE TO COMMENT 2

The Registration Statement has been revised in response to this comment, as shown in Annex A. See page 2.

3.	Outside Front Cover Page — Clarify that, as of February 28, 2011, approximately 78% of the Trust’s investment portfolio consisted of “junk” securities.

RESPONSE TO COMMENT 3

The Registration Statement has been revised in response to this comment, as shown in Annex A. See page 2.

4.	Outside Front Cover Page — If possible, disclose the per share net asset value of the Trust’s common shares as of a date more current than March 21, 2011.

RESPONSE TO COMMENT 4

The Registration Statement has been revised in response to this comment, as shown in Annex A. See page 2.

5.	Outside Front Cover Page — File forms of each “related prospectus supplement” that the Trust intends to deliver with “this prospectus.” In this regard, expand the disclosure to make clear that the “related prospectus supplement” and “this prospectus” will together constitute the prospectus for an offering of the Trust’s securities.

RESPONSE TO COMMENT 5

The Trust advises the staff that no offering is presently contemplated, and therefore no form of prospectus supplement has been prepared at this time. The

Registration Statement has been revised to make clear that the “related prospectus supplement” and “this prospectus” will together constitute the prospectus for an offering of the Trust’s securities, as shown in Annex A. See page 3.

6.	Outside Front Cover Page — The fifth paragraph states that the Trust may offer its common shares directly to one or more purchasers. In your response letter, describe the Trust’s plans to engage in self-underwritten offerings or at-the-market offerings.

RESPONSE TO COMMENT 6

The Trust supplementally advises the staff that it currently does not have any plans to engage in self-underwritten offerings or at-the-market offerings.

7.	Outside Front Cover Page — In your response letter, confirm that the information contained in the seventh and eighth paragraphs will appear on the outside front cover page of the prospectus.

RESPONSE TO COMMENT 7

The Trust supplementally confirms to the staff that the information contained in the seventh and eighth paragraphs will appear on the outside front cover page of the prospectus.

8.	Table of Contents — Delete the last sentence of the paragraph appearing immediately after the table of contents because it is inconsistent with an obligation to deliver a current prospectus in connection with sales of securities being registered by the Trust. As an alternative, disclose that the Trust will amend the prospectus to disclose any material changes.

RESPONSE TO COMMENT 8

The Registration Statement has been revised in response to this comment, as shown in Annex A. See page 4.

9.	About This Prospectus — Clarify that all of the material terms of “any exhibits and the additional information described under the heading ‘Where You Can Find Additional Information’” will nonetheless be summarized in the prospectus or applicable prospectus supplement.

RESPONSE TO COMMENT 9

The Registration Statement has been revised in response to this comment, as shown in Annex A. See page 6.

10.	Prospectus Summary — Offerings — Clarify that any offering of securities by a closed-end investment company that requires shareholder approval must occur, if at all, within one year after receiving such shareholder approval.

RESPONSE TO COMMENT 10

The Registration Statement has been revised in response to this comment, as shown in Annex A. See page 7.

11.	Prospectus Summary — Principal Risks of the Trust — It appears that risk disclosure should be added to highlight the matters discussed on pages 78 & 79 under the heading “Certain Legal Proceedings.” Also, in your response letter, please inform us how the Trust satisfied the filing requirements of section 33 of the Investment Company Act of 1940.

RESPONSE TO COMMENT 11

The Registration Statement has been revised in response to this comment, as shown in Annex A. See page 18.

The Trust supplementally advises the staff that the matters described on pages 78 and 79 under the heading “Certain Legal Proceedings” do not fall within the categories of civil actions requiring filings under Section 33 of the Investment Company Act of 1940 because neither matter is a civil action brought by a registered investment company or shareholder thereof, and respectfully directs the staff to SEC No-Action Letter to Investment Company Institute, released on September 11, 1985.

12.	Prospectus Summary — Risks of Investing in High-Yield Securities — Add the phrase “also known as junk securities” at the end of the risk factor caption.

RESPONSE TO COMMENT 12

The Registration Statement has been revised in response to this comment, as shown in Annex A. See page 12.

13.	Prospectus Summary — Risks of Investing in Structured Finance Securities — Highlight the categories of receivables and other financial assets that will back the structured finance securities in which the Trust may invest.

RESPONSE TO COMMENT 13

The Registration Statement has been revised in response to this comment, as shown in Annex A. See page 31.

14.	Prospectus Summary — Risks of Non-Diversification and Other Focused Strategies - We note from the penultimate sentence that the “focus of the portfolio in any one industry or group of industries would subject the Trust to a greater degree of risk with respect to economic downturns relating to such industry or industries.” It appears from the Trust’s annual report for the period ended December 31, 2010, that approximately 24.8% of its portfolio is invested in the securities of issuers that are part of the healthcare industry. Expand the disclosure to highlight the material risks of such an investment “focus.” In this regard, discuss in your response letter how the Board of Trustees will monitor to ensure that the Trust does not violate its fundamental policy not to invest 25% or more of the value of its total assets in any single industry or group of industries.

RESPONSE TO COMMENT 14

The Trust supplementally advises that staff that, as disclosed on page 5 of the Trust’s Annual Report to Shareholders for the period ended December 31, 2010, as of December 31, 2010, approximately 20.4% of the Trust’s portfolio was invested in securities issued by companies in healthcare industry. In response to this comment, we have added disclosure to the “Risks of Non-Diversification and Other Focused Strategies” heading in the “Principal Risks of the Trust” section of the Registration Statement, as shown in Annex A. See page 33.

15.	Offerings — The information appearing on pages 35 & 36, under the “Offerings” caption, should instead be integrated with the information included in the “Prospectus Summary” beginning on page 7.

RESPONSE TO COMMENT 15

The Registration Statement has been revised in response to this comment, as shown in Annex A. See pages 7 and 35.

16.	Summary of Trust Fees and Expenses — Please note that any prospectus supplement used with any offering from this shelf registration statement should include a fee table and example that is updated with the most current information known to the Trust.

RESPONSE TO COMMENT 16

The Trust acknowledges this comment and confirms that it will comply with this requirement in any prospectus supplement.

17.	Summary of Trust Fees and Expenses — Delete the first paragraph and instead provide only the information, and in the location, prescribed by General Instruction 1 of Item 3 to Form N-2.

RESPONSE TO COMMENT 17

The Registration Statement has been revised in response to this comment, as shown in Annex A. See page 37.

18.	Summary of Trust Fees and Expenses — Delete the “Percentage of Subscription Price” column heading from the “Shareholder Transaction Expenses” section of the fee table.

RESPONSE TO COMMENT 18

The Registration Statement has been revised in response to this comment, as shown in Annex A. See page 37.

19.	Summary of Trust Fees and Expenses — Delete the phrase “by the Trust/” from the second line item appearing under the “Shareholder Transaction Expenses” section of the fee table.

RESPONSE TO COMMENT 19

The Registration Statement has been revised in response to this comment, as shown in Annex A. See page 37.

20.	Summary of Trust Fees and Expenses — We note the absence of the Acquired Fund Fees & Expenses line item from the Trust’s fee table. Please explain in your response letter the reason for its absence.

RESPONSE TO COMMENT 20

The Trust supplementally notes that “Acquired Fund Fees & Expenses” accounts for less than 0.01% of average net assets. Accordingly, it has added a footnote to “Other Expenses” disclosing this information, as shown in Annex A. See page 37.

21.	Summary of Trust Fees and Expenses — The footnotes should be presented in non-italic regular type.

RESPONSE TO COMMENT 21

The Registration Statement has been revised in response to this comment, as shown in Annex A. See pages 37 and 38.

22.	Summary of Trust Fees and Expenses — Expand footnote (5) to disclose that, because the base management fee is based on the Trust’s gross assets, when the Trust uses leverage, the base management fee as a percentage of net assets attributable to common stock will increase.

RESPONSE TO COMMENT 22

The Registration Statement has been revised in response to this comment, as shown in Annex A. See page 37.

23.	Summary of Trust Fees and Expenses — The interest, dividends and other costs of short selling should be presented as a separate line item in the “Annual Expenses” section of the fee table whenever such costs are expected to exceed five basis points.

RESPONSE TO COMMENT 23

The Trust supplementally notes that the interest, dividends and other costs of short selling account for less than 0.05% of average net assets.

24.	Financial Highlights — In the second sentence, replace the phrase “is derived from the Trust’s financial statements that were” with the phrase “in the table was.” See General Instruction 8. to Item 4.1 of Form N-2.

RESPONSE TO COMMENT 24

The Registration Statement has been revised in response to this comment, as shown in Annex A. See page 38.

25.	Financial Highlights — Disclose that the Trust’s performance has been enhanced by the existence of the voluntary waiver of fees and expenses which may not continue into the future.

RESPONSE TO COMMENT 25

The Registration Statement has been revised in response to this comment, as shown in Annex A. See page 38.

26.	Plan of Distribution — Expand the disclosure to indicate the extent to which the Trust’s common shareholders will indirectly bear all of the various expenses incurred in connection with all of the distribution activities described therein.

RESPONSE TO COMMENT 26

The Registration Statement has been revised in response to this comment, as shown in Annex A. See page 40.

27.	Plan of Distribution — Please confirm to the staff in your response letter that the Trust will submit any underwritten offering to the NASD for its prior approval of the underwriting terms.

RESPONSE TO COMMENT 27

The Trust supplementally confirms that it or a principal underwriter will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

28.	Credit Default Swaps — Expand the discussion to highlight the risks of selling credit default swaps. Disclose whether the Trust will establish a segregated account to cover each credit default swap and whether the Trust’s credit default swap activities could expose it to potentially unlimited losses. Identify the maximum percentage of Fund assets that may be allocated to credit default swaps and all other derivatives and indicate whether the Fund may use derivatives for speculative purposes. See generally Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

RESPONSE TO COMMENT 28

The Registration Statement has been revised in response to this comment, as shown in Annex A. See page 49.

29.	Other Investment Companies — Clarify whether investing in other investment companies, including ETFs, is a principal investment strategy of the Trust.

RESPONSE TO COMMENT 29

The Registration Statement has been revised in response to this comment, as shown in Annex A. See page 51.

30.	Other Investment Companies — Clarify that, for purposes of satisfying the Trust’s 80% asset test, each investment company in which the Trust invests will have a policy to invest at least 80% of its assets in credit obligations.

RESPONSE TO COMMENT 30

The Trust respectfully advises the staff that the Trust’s 80% test does not require that each investment company in which the Trust invests will have a policy to invest at least 80% of its assets in credit obligations, and accordingly, the proposed disclosure would not be accurate as it pertains to the Trust’s 80% asset test. The Trust further advises the staff that the Trust does not generally consider an investment in an investment company to be an investment in a credit obligation, for purposes of satisfying its 80% test.

31.	Valuations — Specify in which bullet valuation category swaps and other derivatives fall.

RESPONSE TO COMMENT 31

The Registration Statement has been revised in response to this comment, as shown in Annex A. See page 79.

32.	Description of Capital Structure — Clarify whether units, as well as their constituent securities, and preferred shares will be publicly offered by the Trust. If they will be publicly offered by the Trust, also disclose when they will be registered under the Securities Act of 1933.

RESPONSE TO COMMENT 32

The Registration Statement has been revised in response to this comment, as shown in Annex A. See page 84.

33.	Subscription Rights — In your response letter, confirm that each subscription rights offering will satisfy the requirements of Section 23(b) of the Investment Company Act of 1940.

RESPONSE TO COMMENT 33

The Trust supplementally confirms to the staff that each subscription rights offering will satisfy the requirements of Section 23(b) of the Investment Company Act of 1940.

34.	Subscription Rights — Include risk disclosure about the potential negative consequences of the possibility of multiple rights offerings including, among other things, the dilutive impact to NAV and voting and the potential impact of market overhang on the price of the Trust’s common stock. See generally Investment Company Act Release No. 9932 (Sept. 15, 1977).

RESPONSE TO COMMENT 34

The Registration Statement has been revised in response to this comment, as shown in Annex A. See pages 81 and 83.

35.	Subscription Rights — In your response letter, confirm that the subscription rights offerings will entitle the Trust’s record date shareholders at the time of any transferable subscription rights offering to purchase one new share for every three rights held.

RESPONSE TO COMMENT 35

The Trust supplementally confirms to the staff that the subscription rights offerings will entitle the Trust’s record date shareholders at the time of any transferable subscription rights offering to purchase up to, but not more than, one new share for every three rights held.

36.	Subscription Rights — Disclose, if true, that the Trust’s common shareholders will indirectly bear all of the expenses of the subscription rights offerings, regardless of whether the Trust’s common stockholders exercise any subscription rights.

RESPONSE TO COMMENT 36

The Registration Statement has been revised in response to this comment, as shown in Annex A. See page 84.
Statement of Additional Information
37.	Anti-Takeover Provisions in the Agreement and Declaration of Trust — In the last sentence of the last paragraph clarify that the material provisions of the Trust’s Agreement and Declaration of Trust are nonetheless summarized in the Statement of Additional Information. If necessary, expand the disclosure to ensure that all material provisions are, in fact, summarized therein.

RESPONSE TO COMMENT 37

The Trust respectfully directs the staff to Item 10-1(f) of Form N-2, which requires that a registrant in its prospectus briefly describe any provision of the charter or bylaws that would have the effect of delaying, deferring or preventing a change of control that would operate only with respect to an extraordinary corporate transaction, and notes that the Registration Statement complies with the applicable form requirement.

38.	Financial Statements — In your response letter, discuss the Trust’s plans to update the financial statements incorporated by reference into the SAI during the shelf registration offering period.

RESPONSE TO COMMENT 38

The Trust supplementally advises the staff that once the Registration Statement is declared effective, the Trust intends to submit a request for no-action relief to allow the Trust to rely on Rule 486(b) under the Securities Act of 1933 to file post-effective amendments to the Registration Statement that would become effective immediately for the purpose of updating its financial statements.

39.	Exhibits — Please file as an exhibit the legality of shares opinion, and related consent of counsel, with your next pre-effective amendment. In this regard, it appears that it may be necessary for the Trust to undertake to file an unqualified legality of shares opinion, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.

RESPONSE TO COMMENT 39

The Trust supplementally advises the staff that it will file a legality of shares opinion and related consent of counsel as exhibits to the next pre-effective amendment or otherwise prior to effectiveness.
*  *  *

     As mentioned above in the Trust’s response to comment 38, we advise the staff on behalf of the Trust that the Trust expects to submit a request for no-action relief in connection with the Registration Statement once it has been declared effective in order to allow the Trust to rely on Rule 486(b) under the Securities Act of 1933 to file post-effective amendments to the Registration Statement that would become effective immediately for the purpose of updating its financial statements.
     The Trust has authorized us to acknowledge on its behalf that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) it is the staff’s view that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at 617-951-7166. Thank you for your assistance.

Very truly yours,
/s/ Laurel C. Neale
Laurel C. Neale

cc:	Gregory D. Sheehan Michael G. Doherty Brian Mitts